United States Securities and Exchange Commission

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Pursuant to Rule 14a-103

Name of the Registrant: The Walt Disney Company

Name of persons relying on exemption: National Legal and Policy Center

Address of persons relying on exemption: 107 Park Washington Court, Falls Church, VA 22046

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Filer of this notice does not beneficially own more than $5 million of securities in the Registrant company. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

PROXY MEMORANDUM

TO: Shareholders of The Walt Disney Company

RE: The case to vote FOR Item 5 (“Consideration of Participation in the Human

Rights Campaign’s Corporate Equality Index” on Page 86 of the proxy statement) on the 2025 Proxy Ballot.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; National Legal and Policy Center is not able to vote your proxies, nor does this communication contemplate such an event. NLPC urges shareholders to vote for Item 5 (page 86 of the proxy statement), following the instructions provided on management’s proxy mailing.

The following information should not be construed as investment advice.

Photo credits follow at the end of the report.

National Legal and Policy Center (“NLPC”) urges shareholders to vote “FOR” Item 5 (“Consideration of Participation in the Human Rights Campaign’s Corporate Equality Index” on Page 86 of the proxy statement), sponsored by the National Center for Public Policy Research (“NCPPR”), on the 2025 Proxy Ballot for The Walt Disney Company (“Disney” or “Company”).

INVESTORS: Be aware of at least two attempts by Disney to mislead investors surrounding the listing of Item 5 and how it is published in its 2025 proxy statement:

1.Unlike the first three management proposals endorsed by the Company, which Disney helpfully enumerates, shareholders’ proposals have no numbers at all in the proxy statement, which makes reference of these items for proxy readers and voting shareholders opaque.

2.Disney management changed the name of proxy voting Item 5 as it is listed in the proxy statement and on the proxy voting card – it is identified by the Company as “Consideration of Participation in the Human Rights Campaign’s Corporate Equality Index,” but the title submitted by NCPPR was “Request to Cease CEI Participation.” The more neutral-sounding, Company-written title misrepresents the nature of the Proposal and misleads voting shareholders.

Again, the full text of the Proposal – Item 5 – is found on Page 86. Considering what we believe to be a clearly deceptive intent on the part of the Company, its management, and its Board of Directors, we suggest voting shareholders disregard the Board Recommendation on Page 87 and even take these facts into consideration for their director nominee votes.

Introduction

For over two decades, numerous corporations have actively participated in the Corporate Equality Index (CEI) survey, created and sponsored by the Human Rights Campaign (HRC). CEI is a benchmarking tool designed to measure corporate efforts to implement HRC’s LGBTQ+ policy agenda items, especially as it pertains to employees.

Since 2007, Disney has consistently attained a perfect score on the CEI, earning the

“Equity 100 Award” for meeting all HRC’s criteria. This distinction is often touted as evidence of the Company’s leadership in fostering a workplace of “inclusion and diversity.” Tinisha Agramonte, Senior Vice President and Chief Diversity Officer of Disney, noted, “Creating workplaces where employees can be their authentic selves is one of our most important aims toward inclusion.”[1]

However, while corporations across various industries are reevaluating their approach to social agendas and backing away from polarizing diversity, equity, and inclusion (DEI) initiatives, Disney has chosen to intensify its focus on these measures. Recent reports that the Company has

1 “Disney Earns Perfect Score in HRC Foundation’s 2023-2024 Corporate Equality Index,” Human Rights Campaign, December 4, 2023. See https://thewaltdisneycompany.com/disney-earns-perfect-score-in-hrc-foundations-2023-24-corporate-equality-index/

shifted away from the toxic policies are illusory.2 The Company has linked executive bonuses to meeting DEI goals, treating “diversity” as a crucial corporate competency. This commitment was further highlighted in a recent SEC filing that underscores Disney’s institutional dedication to advancing DEI priorities,3 even in the face of significant financial, reputational, and operational risks linked to its political entanglements.4

Disney’s stance has also brought it into conflict with external political forces. Following an executive order from President Donald Trump in 2025, ending DEI programs within federal agencies and contractors, Disney doubled down, positioning itself as a vanguard of these initiatives. Disney CEO Bob Iger’s recent actions further underscore this point.

When Mr. Iger returned to the helm in November 2022, many hoped that he would reduce the Company’s entanglement in politicized cultural debates and refocus on what has historically been Disney’s strength—family-oriented entertainment. Mr. Iger himself acknowledged that “politics is bad for business” and emphasized a need to steer clear of political messaging, given Disney’s diverse and global audience base.[5] Yet in practice, the Company appears to have reverted to prioritizing a politically charged agenda over its broader corporate mission of entertainment, significantly alienating key customer segments and investors.

One example stands out in this regard. Disney’s highly publicized clash with Florida Governor Ron DeSantis – ignited by Mr. Iger6 – over state legislation related to LGBTQ+ education drew widespread criticism.7 The prolonged and very public dispute escalated into legal challenges, turning Disney into a focal point of broader cultural wars. While the Company has framed its actions as principled and inclusive, its involvement in divisive political debates has made it difficult to reconcile such posturing with its fiduciary duty to shareholders.

The vital question now is whether Disney’s leadership recognizes what is at stake. Disney has the opportunity to restore its brand to its core identity—providing world-class entertainment free

2 Paul Chesser. “Yet Another Fraudulent Corporate DEI ‘Rollback;’ This Time It’s Disney,” National Legal and Policy Center, Feb. 12, 2025. See https://nlpc.org/corporate-integrity-project/yet-another-fraudulent-corporate-dei-rollback-this-time-its-disney/.

3 Josh Rodgers, “What’s Disney’s Stance on DEI? Breaking Down How the Company’s Handling the Politics and Public Perception,” AfroTech, January 31, 2025. See https://afrotech.com/where-does-disney-stand-with-dei

4 M. Montanaro, “Disney Defies Trump Order on DEI in SEC Filing, Admits to Tying Bonuses to Race and Sex Based Factors, Appears to List Diversity as a ‘Skill,’” That Park Place, January 24, 2025. See https://thatparkplace.com/disneydiversity-sec/

5 Meg James, “’Politics is bad for business.’ Why Disney’s Bob Iger is trying to avoid hot buttons,” Los Angeles Times, December 23, 2024. See https://www.yahoo.com/news/politics-bad-business-why-disneys-110024920.html

6 Paul Chesser. “Bob Iger Comes to Rescue Disney from …. Bob Iger,” National Legal and Policy Center, Dec. 24, 2024. See https://nlpc.org/corporate-integrity-project/bob-iger-comes-to-rescue-disney-from-bob-iger/.

7 Edward Helmore, “Disney v. DeSantis: how a corporate behemoth turned beacon of diversity,” The Guardian, April 23, 2023. See https://www.theguardian.com/film/2023/apr/23/disney-v-desantis-diversity-lgbtq-history of political controversy. A crucial first step toward this goal would be for Disney to exit its CEI participation and refocus on apolitical values that support its long-term viability and maximize shareholder value.

The disconnect between CEI objectives and shareholder interests

For more than a century, Disney symbolized family-friendly entertainment and creative storytelling. Yet a disconnect has emerged in recent years between the Company’s engagement in HRC’s CEI program and its ability to deliver shareholder value. The CEI requires companies to adopt extensive DEI-related policies and practices, especially those that deal with controversial and scientifically dubious gender ideology. While proponents argue that these measures promote inclusivity, their financial and reputational risks are glaringly evident.

Disney’s current situation is a cautionary tale. Not long ago, in 2021, the Company share price traded at its eight-year peak, $197.16, but then it experienced a staggering 44 percent decline in value in 2022—the worst annual performance in half a century.8 It bottomed out at just over $79 in October 2023 and investors experienced another Space Mountain-ish ride in 2024, arriving at around $111 by the end of the year, where it remained as of February 21, 2025.

This downturn, largely attributed to misaligned priorities and misplaced focus on divisive cultural issues, and further roiled by a proxy battle for board seats at the 2023 annual meeting, has shaken shareholder confidence.9 Rather than doubling down on CEI compliance, Disney’s leadership should heed lessons from this financial underperformance as well as market trends that demand political neutrality from corporations.

The costs of aligning with CEI stretch beyond stock price impacts. Other companies embroiled in similar controversies have faced devastating consequences. Anheuser-Busch’s Bud Light, for example, suffered a $395 million loss in revenue after a backlash to its marketing partnership centered on social issues.10 Similarly, Target’s decision to feature polarizing LGBTQ+ merchandise during Pride Month reduced its market cap by an astonishing $15 billion.11 These examples underscore the risks of placing social activism above consumer sentiment and shareholder interest. The parallels to Disney’s current strategy are both stark and instructive.

For Disney, the stakes are higher. The Company is not just contending with declining financial metrics—it is also grappling with a tarnished reputation. While Disney enjoyed a bit of a recovery with some of its 2024 theatrical release box office results, early signs for 2025 – with a

8 Caitlin Huston, “Disney stock fell 44 percent in 2022 amid tumultuous year,” Hollywood Reporter, December 30, 2022, See https://www.hollywoodreporter.com/business/business-news/disney-stock-2022-1235289239/

9 Anusuya Lahiri, “Perlmutter dumps Disney shares, cites lack of confidence in leadership,” Benzinga, July 24, 2024, See https://www.benzinga.com/news/24/07/39932861/perlmutter-dumps-disney-shares-cites-lack-of-confidence-in-leadership

10 Michelle Toh, “Bud Light controversy cost parent company about $395 million in lost US sales,” CNN Business, August 3, 2023, See https://www.cnn.com/2023/08/03/business/anheuser-busch-revenue-bud-light-intl-hnk/index.html

11 Brian Flood, “Target market cap losses swell to $15 billion as shares drop again amid woke backlash,” FOX Business, June 9, 2023, See https://www.foxbusiness.com/media/target-market-cap-losses-swell-15-billion-shares-drop-woke-backlash new “Captain America” and the live-action “Snow White” as targets of derision – don’t bode well. Without meaningful corrective action, this erosion of public confidence will continue to hinder its ability to remain competitive in an already crowded marketplace.

Emerging trends in corporate strategy

Corporations nationally are recognizing a shift in the public zeitgeist away from involvement in divisive cultural and political issues. Companies that maintained business neutrality while avoiding high-profile social ventures are far better positioned to weather economic volatility and maintain customer loyalty.

Leading brands such as Lowe’s, Toyota, Harley-Davidson, and Jack Daniels have ended their reliance on CEI as a benchmark for inclusivity.12 They continue to operate highly successful businesses without adhering to the rigid frameworks and political symbolism demanded by the CEI. These companies serve as evidence that corporate success depends on responding to customer value propositions—not checklists pushed by advocacy organizations.

Market analysis and public sentiment also strongly indicate that today’s consumers value transparency, accountability, and authenticity in corporate behavior. Politically motivated advocacy, as exemplified by CEI requirements, often does little to meet these expectations. On the contrary, surveys reveal substantial divisions among Americans on key social issues. A May 2023 Gallup poll found that approximately 69% of respondents believe transgender athletes should compete only on teams corresponding to their birth sex.13 Another study by the Washington Post and KFF highlighted that 77% of adults disapprove of transgender identity discussions in kindergarten through third grade classrooms.14

During Disney’s 2024 annual meeting, Chloe Cole, a patient advocate for accountability group Do No Harm and a detransitioner – after suffering from gender dysphoria which led her to get a double mastectomy as a young teenager – spoke passionately about the physical and emotional harm she endured due to her early transition, which was influenced by gender ideology prevalent in media and society.[15] She criticized Disney for

12 Haleuya Hadero and Wyatte Grantham-Philips, “Lowe’s followed Tractor Supply, Harley Davidson and John Deere in backing off DEI initiatives,” Fortune, August 27, 2024, See https://fortune.com/2024/08/27/lowes-followed-tractor-supply-harley-davidson-and-john-deere-in-backing-off-dei-initiatives/

13 Jeffrey M. Jones, “More say birth gender should dictate sports participation,” Gallup, June 12, 2023, See https://news.gallup.com/poll/507023/say-birth-gender-dictate-sports-participation.aspx

14 Kaiser Family Foundation, “KFF/Washington Post Trans Survey,” See https://www.washingtonpost.com/documents/dfa015fb-e64f-4eb2-9cfd-048d9e9dc108.pdf

15 Lil Kalish, “Disney shareholders reject anti-trans policy in high-stakes annual meeting,” Huffington Post, April 3, 2024, See https://www.huffpost.com/entry/disney-shareholder-meeting-reject-anti-trans-detransition-policy_n_660db90ae4b083254eaac070 funding gender transition care for employees but not detransitioning treatments, calling it discriminatory under EEOC regulations. Ms. Cole likened Disney’s actions to silencing voices like hers, referring to the cultural impact of its media content as pushing harmful ideologies.

These statistics and examples point to a cultural landscape as diverse and divided as Disney’s global audience. By aligning with narrowly defined agendas, Disney risks alienating significant consumer and stakeholder segments whose preferences and beliefs diverge from those endorsed by the CEI.

A clear path forward for Disney

The case for disengaging from the CEI is a practical, business-driven proposal to refocus the Company on its core mission. Disney has historically succeeded as a unifying brand capable of appealing to families and viewers across varied demographics, political affiliations, and geographic locations. A renewed focus on neutrality would allow it to reclaim this position of trust.

Disney has within its grasp an opportunity to set an example for organizations navigating similarly perilous waters. With streaming industry competitors like Netflix and Amazon Prime aggressively expanding their market shares,16 Disney must shift its focus back to producing high-quality, values-driven content that appeals to broad audiences. Consumer trust is a significant competitive advantage in an oversaturated marketplace. By eliminating its association with divisive initiatives like the CEI, Disney can reverse consumer dissatisfaction and reinforce a reputation rooted in creative excellence and inclusivity on its own terms—uncolored by external demands.

Disengagement from the CEI would also have financial benefits. A clear signal to investors and financial markets that Disney is pursuing an apolitical strategy would likely bolster shareholder value while encouraging renewed confidence in the Company’s leadership. Such a move would enable Disney to redirect resources currently spent meeting CEI criteria toward investments in creativity, innovation, and market growth.

Conclusion

At its best, Disney stands as a source of wonder and imagination, delighting families and individuals of all backgrounds. Today, it faces a critical inflection point. The leadership choices made in response to growing scrutiny and market pressure will shape the Company’s ability to maintain its storied legacy for generations to come.

Disney is uniquely positioned to model what it means to be a global brand that prioritizes excellence, neutrality, and consumer-centric values. By ceasing to cooperate with HRC and its CEI index, the Company can signal a meaningful shift toward accountability and a renewed commitment to delivering shareholder value while respecting the diversity of its customer base.

16 Bill Bradley, “How the biggest streaming services stack up heading into 2025,” Adweek, January 1, 2025, See https://www.adweek.com/convergent-tv/how-biggest-streaming-services-stack-up-heading-into-2025/

For these and many other reasons, we urge our fellow shareholders to vote “FOR” Item 5 (“Consideration of Participation in the Human Rights Campaign’s Corporate Equality Index”) on the Proxy for the March 20, 2025 annual shareholder meeting for The Walt Disney Company.

PHOTO CREDITS:

Page 2: Disneyland’s Magic Kingdom/Loimere, Creative Commons

Page 3: Robert Iger/Fortune Live Media, Creative Commons

Page 5: Chloe Cole/Independent Women’s Forum

THE FOREGOING INFORMATION MAY BE DISSEMINATED TO SHAREHOLDERS VIA TELEPHONE, U.S. MAIL, E-MAIL, CERTAIN WEBSITES AND CERTAIN SOCIAL MEDIA VENUES, AND SHOULD NOT BE CONSTRUED AS INVESTMENT ADVICE OR AS A SOLICITATION OF AUTHORITY TO VOTE YOUR PROXY.

THE COST OF DISSEMINATING THE FOREGOING INFORMATION TO SHAREHOLDERS IS BEING BORNE ENTIRELY BY THE FILERS.

THE INFORMATION CONTAINED HEREIN HAS BEEN PREPARED FROM SOURCES BELIEVED RELIABLE BUT IS NOT GUARANTEED BY US AS TO ITS TIMELINESS OR ACCURACY, AND IS NOT A COMPLETE SUMMARY OR STATEMENT OF ALL AVAILABLE DATA. THIS PIECE IS FOR INFORMATIONAL PURPOSES AND SHOULD NOT BE CONSTRUED AS A RESEARCH REPORT.

PROXY CARDS WILL NOT BE ACCEPTED BY US. PLEASE DO NOT SEND YOUR PROXY TO US. TO VOTE YOUR PROXY, PLEASE FOLLOW THE INSTRUCTIONS ON YOUR PROXY CARD.

For questions regarding NLPC’s position on Item 5 – the Shareholder Proposal requesting Consideration of Participation in the Human Rights Campaign’s Corporate Equality Index, submitted by National Center for Public Policy Research – please contact Paul Chesser, director of NLPC’s Corporate Integrity Project, via email at pchesser@nlpc.org.